Contact

www.linkedin.com/in/nicole-quinn-a5435114 (LinkedIn)

Top Skills

Business Development
Business Strategy
Equities

Nicole Quinn

General Partner at Lightspeed
San Francisco, California, United States

Summary

Nicole is an investor at Lightspeed Venture Partners, focused on early stage Consumer internet and FinTech companies, having invested in companies such as Calm, Cameo, Lunchclub, Real, Multiverse, HAUS, Rothy's, Zola, Daily Harvest, Illumix, Girlboss and Goop.

Nicole spent nearly a decade at Morgan Stanley covering the European and US e-commerce, retail and consumer companies. She also angel invested in healthcare and consumer companies over those years and then went to Nutmeg, a London based FinTech company. Later during business school, Nicole launched her own startup, which is where she met Lightspeed.

Nicole invests in generational change companies who are building brands and quickly becoming part of popular culture.

She holds a degree in math and economics from the University of York, England and an MBA from Stanford.

Experience

beehiiv

Board Member
May 2023 - Present (1 year 1 month)
Los Angeles, California, United States

Lightspeed Venture Partners

General Partner
May 2015 - Present (9 years 1 month)
Menlo Park & San Francisco

I invest in Consumer, Health and FinTech companies that are strong products, shaping popular culture and quickly becoming brands.

I am inspired and humbled to work with insightful and passionate founders who create exceptional products and improve consumer's lives. Supporting and advising these entrepreneurs, who have a great ability to see where the future will be, is a tremendous journey and opportunity.

Cameo
Board Member
September 2018 - Present (5 years 9 months)
Greater Chicago Area

Calm
Board Member
March 2019 - Present (5 years 3 months)
San Francisco Bay Area

Real
Board Member
December 2020 - Present (3 years 6 months)

Lunchclub
Board Member
June 2020 - Present (4 years)
San Francisco Bay Area

Multiverse
Board Observer
June 2018 - Present (6 years)
London, England, United Kingdom

Rothy's
Board Observer
March 2017 - Present (7 years 3 months)
San Francisco Bay Area

Zola.com
Board Observer
September 2016 - Present (7 years 9 months)
Greater New York City Area

HAUS LABORATORIES
Board Member

May 2018 - Present (6 years 1 month)

goop.com
Board Observer
December 2017 - Present (6 years 6 months)
Greater Los Angeles Area

Girlboss
Board Member
October 2017 - Present (6 years 8 months)
Greater Los Angeles Area

Illumix
Investor
2017 - Present (7 years)
San Francisco Bay Area

Pear VC
Seed Investor
September 2014 - May 2015 (9 months)

Ramco VC
Partner
May 2011 - May 2015 (4 years 1 month)
New York City

Active role in advising Ramco and seeking new investments opportunities.
We take positions in small to mid size businesses, where we remain active
with a board seat in the company. We have had successful exits to generate
double digit returns over the long run. I have a seat on the board and an active
position in marketing the fund.

Axel Springer Plug and Play Accelerator
Business Development
2015 - 2015 (less than a year)
Berlin, Germany

Nutmeg
Marketing, Fundraising & Strategy
June 2014 - September 2014 (4 months)

I worked closely with the Nutmeg CEO to fully understand the workings of
the company and then undertook a Series B fundraising process, where we

successfully raised $32m from Balderton Venture Capital, Schroders and High Net Worth Individuals. I ran all aspects of the fundraising process from initial VC pitches, to working with the Legals and Financials, to the Press Week announcing the news in such publications as The Financial Times and TechCrunch.

Morgan Stanley

8 years

Head of US Consumer Research Sales
June 2013 - June 2014 (1 year 1 month)
New York

Global Equity Sales
July 2011 - June 2013 (2 years)
New York

EU Retail & eCom Research Sales
July 2006 - July 2011 (5 years 1 month)
London, United Kingdom

Education

Stanford University
Master of Business Administration (MBA)

University of York
BSc, Economics · (2003 - 2006)

Wellington College, UK
· (2001 - 2003)